UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of August 2026

Commission File Number: 001-40461

monday.com Ltd.
(Translation of registrant’s name into English)

6 Yitzhak Sadeh Street,
Tel Aviv, 6777506 Israel
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Explanatory Note

On August 10, 2026, monday.com Ltd. (the “Company”) issued a press release titled “monday.com Announces Second Quarter 2026 Results”. A copy of this press release is attached to this Form 6-K as Exhibit 99.1.

The Company’s Unaudited Condensed Consolidated Financial Statements as of and for the six months ended June 30, 2026 are attached hereto as Exhibit 99.2, and Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2026 is attached hereto as Exhibit 99.3.

Exhibit 99.2 and Exhibit 99.3 to this Report of Foreign Private Issuer on Form 6-K are incorporated by reference into the Company’s Registration Statements on Form S-8 (File Nos. 333-256964, 333-263614, 333-270515, 333-277913, and 333-285845) and Registration Statement on Form F-3 (File No. 333-277915), filed with the U.S. Securities and Exchange Commission, to be a part thereof from the date on which this Report of Foreign Private Issuer is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MONDAY.COM LTD.

By:	/s/ Shiran Nawi
Name: Shiran Nawi
Title: Chief People and Legal Officer

Date: August 10, 2026

EXHIBIT INDEX

Exhibit	Description

99.1	Press release, dated August 10, 2026

99.2	Unaudited Condensed Consolidated Financial Statements as of and for the six months ended June 30, 2026

99.3	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Six Months Ended June 30, 2026